

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 7, 2024

Sean Bohen
Chief Executive Officer
Olema Pharmaceuticals, Inc.
780 Brannan Street
San Francisco, CA 94103

> **Re: Olema Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 31, 2024**
> **File No. 333-276787**

Dear Sean Bohen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julia Boesch, Esq.